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02038509

UNIT
SECURITIES AND E
Washing

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL RECEIVED PROCESSING ... 2002 WASH ... SECTION

For the month of May 2002

TMM Group

(Translation of registrant's name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan, México City, D.F., C.P. 14010 México

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
JUN 1 2 2002
THOMSON FINANCIAL

Grupo TMM, S.A. de C.V.
(Registrant)

Date May 30, 2002

By ________________
(Signature)*

Name: Jacinto Marina
Title: Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS

Grupo **TMM**

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-629-8790
(jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President,
Investor Relations
011-525-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media)
312-726-3600 (kwalczak@dresnerco.com)

FOR IMMEDIATE RELEASE
THURSDAY, MAY 23, 2002

TMM PORTS AND TEMINALS APPROVED FOR BERTH AND YARD POSITION EXPANSION AT MANZANILLO

Mexico City, May 23, 2002 - Grupo TMM (NYSE: TMM and TMM/L), the largest Latin American multi-modal transportation and logistics company, and owner of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (Grupo TFM), has received approval from the Secretary of Communication and Transportation in Mexico for its joint venture, TMM Ports and Terminal Operations, for the expansion of 500 meters of waterfront and 24 acres of yard located in Manzanillo. As discussed previously, the company will complete the expansion of the yard in the latter part of this year. The expanded yard and berth positions will allow TMM Ports and Terminals to substantially grow the Manzanillo container facility in the coming years, not only as a port of entry into Mexico and the United States, but also to serve as a transload Pacific hub center for feeder ships to and from North America, South America and for transcanal movements.

"Our port operations have consistently been Grupo TMM's highest-margin business, and we believe we can make Manzanillo a much larger contributor to our business, likely doubling the contribution from the current level during the next two years as a result of these expansions," said Javier Segovia, Grupo TMM's president. John Hemmingway, Stevedoring Services of America's CEO and President commented, "We believe we can successfully grow this extremely efficient operation and generate excellent returns. This port has great potential for significant growth and will continue to enhance the position of TMM Ports and Terminals as the premier port operator in Mexico."

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at http://www.grupotmm.com.mx, TFM's web site at http://www.gtfm.com.mx. Both sites offer Spanish/English language options.

-more-

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

Grupo **TMM**

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-629-8790
(jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak(general investors, analysts and media)
312-726-3600 (kwalczak@dresnerco.com)

FOR IMMEDIATE RELEASE
THURSDAY, MAY 30, 2002

GRUPO TMM ANNOUNCES CLOSING OF FIRST TRANCHE OF CONVERTIBLE NOTES IN A PRIVATE PLACEMENT

Mexico City, May 30, 2002 - Grupo TMM (NYSE: TMM and TMM/L), the largest Latin American multi-modal transportation and logistics company and owner of the controlling voting interest in Mexico's busiest railway, TFM, announced today that it has closed the first tranche of $32.5 million of convertible securities with institutional investors. Interest on the notes accrues at 9 percent. In conjunction with the closing for the first tranche, the investors received Note-Linked Securities exercisable at any time over the next three years for approximately 1.31 million ADSs, at an exercise price of $9.91 per ADS.

Grupo TMM will use the proceeds from the private placement to pay down a portion of its outstanding commercial paper.

As previously announced, the first tranche of $32.5 million consists of Senior Convertible Notes that will be repaid in equal weekly installments commencing July 5, 2002, and will be fully amortized by May 5, 2003. The company has the option to draw down the second tranche on or before the end of 2002 upon satisfaction of certain conditions, including the exchange or refinancing of the company's outstanding 9.5 percent Notes due May 15, 2003. This second tranche will consist of up to $32.5 million of Senior Convertible Notes that will be repaid in equal weekly installments commencing no later than May 9, 2003, and should be fully amortized by October 4, 2004. The size of the second tranche may be reduced based upon the number of shares available for issuance upon conversion.

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The company intends to pay principal and related interest on both tranches of convertible notes by issuing ADSs. Payments in stock shall be at 93 percent of the weighted average price for the ADSs during the week of the related payment. Alternatively, both tranches can be amortized, or redeemed for cash at any time at the company's option, at 105 percent of par, plus accrued interest. The convertible notes can be converted by the investors into ADSs at a conversion premium of 100 percent over the price of the company's ADSs on the date of issuance of the respective tranches (a conversion price of $21.38 per ADS for the first tranche). The company is required to register the ADSs underlying the convertible notes, interest payments and note-linked securities under the Securities Act of 1933 by July 28, 2002.

The securities offered and issued in the private placement and to be offered in the second tranche have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or an applicable exemption from those registration requirements.

The material terms of the Senior Convertible Notes and the Note-Linked Securities are more fully set forth in Grupo TMM's Current Report on Form 6-K submitted to the Securities and Exchange Commission on May 10, 2002. The operative transaction documents, which are a Securities Purchase Agreement, Registration Rights Agreement, Form of Initial Note, Form of Additional Note and a Form of Note-Linked Security, have also been submitted as exhibits to the Form 6-K.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the company's management as well as on assumptions made and involve risks and uncertainties including risks relating to the terms of the transaction document and the